Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30,
	2005(1)	2004
Fixed Charges:
Interest expense	$1,139,285	$788,589

	1,139,285	788,589

Earnings:
Income (loss) before income taxes	(40,104,802)	9,366,577
Plus: fixed charges	1,139,285	788,589

	$(38,965,517)	$10,155,166

Ratio of Earnings to Fixed Charges	—	12.88

(1)	The deficiency of earnings necessary to cover fixed charges for the nine months ended September 30, 2005 was $38,965,517.